Exhibit 99.1

SELECTED FINANCIAL INFORMATION RELATING TO THE PROPOSED ACQUISITION OF

MARSHALL & ILSLEY CORPORATION BY BANK OF MONTREAL

On December 17, 2010, the Bank entered into an Agreement and Plan of Merger (the ‘‘Merger Agreement’’) with Marshall & Ilsley Corporation (‘‘M&I’’) to acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction.

Schedule ‘‘A’’ contains M&I unaudited consolidated financial statements and supplementary data for the three months ended March 31, 2011. Schedule ‘‘B’’ contains unaudited pro forma condensed combined consolidated financial information of the Bank for the year ended October 31, 2010 and M&I for the year ended December 31, 2010 and of the Bank at and for the six months ended April 30, 2011 and M&I at and for the six months ended March 31, 2011. Schedule “C” contains an unaudited reconciliation of Canadian and United States generally accepted accounting principles for M&I for the periods covered in Schedule “A”.

SCHEDULE “A”

MARSHALL & ILSLEY CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AND SUPPLEMENTARY DATA

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2011

PART I - FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

MARSHALL & ILSLEY CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)

($000’s except share data)

	March 31, 2011	December 31, 2010	March 31, 2010
Assets:
Cash and cash equivalents:
Cash and due from banks	$517,915	$510,961	$588,687
Federal funds sold and security resale agreements	6,049	25,039	27,057
Money market funds	54,386	64,966	55,434

Total cash and cash equivalents	578,350	600,966	671,178
Interest bearing deposits at other banks	3,269,678	2,374,010	1,939,006
Trading assets, at fair value	222,908	258,066	254,549
Investment securities:
Available for sale, at fair value	6,279,366	6,504,607	7,108,564
Federal Reserve Bank stock and FHLB stock, at cost	373,101	380,097	411,901
Held to maturity, fair value $71,386 ($74,555 at December 31, 2010 and $107,319 at March 31, 2010)	68,819	71,918	104,245
Loans held for sale	139,564	138,213	174,103
Loans and leases	35,040,537	36,861,144	42,474,704
Allowance for loan and lease losses	(1,374,077)	(1,387,575)	(1,515,154)

Net loans and leases	33,666,460	35,473,569	40,959,550
Premises and equipment, net	519,825	527,962	557,650
Goodwill	609,517	609,517	609,517
Other intangible assets	110,424	114,813	129,064
Bank-owned life insurance	1,243,864	1,234,384	1,200,130
Other real estate owned (OREO)	340,842	339,462	454,317
Accrued interest and other assets	2,218,228	2,204,367	1,995,595

Total Assets	$49,640,946	$50,831,951	$56,569,369

Liabilities and Equity:
Deposits:
Noninterest bearing	$8,305,990	$8,078,733	$7,787,831
Interest bearing	29,097,465	30,179,899	34,194,419

Total deposits	37,403,455	38,258,632	41,982,250
Federal funds purchased and security repurchase agreements	195,977	211,823	829,665
Other short-term borrowings	3,753	16,015	64,348
Accrued expenses and other liabilities	836,564	977,821	957,329
Long-term borrowings	4,966,723	5,028,787	5,865,381

Total Liabilities	43,406,472	44,493,078	49,698,973

Equity:
Preferred stock, $1.00 par value; 5,000,000 shares authorized; 1,715,000 shares issued and outstanding of Senior Preferred Stock, Series B (liquidation preference of $1,000 per share)	1,715	1,715	1,715
Common stock, $1.00 par value; 530,726,042 shares issued (530,164,081 shares at December 31, 2010 and 530,164,081 shares at March 31, 2010)	530,726	530,164	530,164
Additional paid-in capital	4,926,497	4,947,943	4,959,570
Retained earnings	880,754	1,028,051	1,520,214
Treasury stock, at cost: 203,635 shares (1,487,080 shares at December 31, 2010 and 3,029,908 shares at March 31, 2010)	(2,974)	(34,496)	(81,122)
Deferred compensation	(35,466)	(38,629)	(37,751)
Accumulated other comprehensive income, net of related taxes	(77,860)	(106,813)	(33,730)

Total Marshall & Ilsley Corporation shareholders’ equity	6,223,392	6,327,935	6,859,060
Noncontrolling interest in subsidiaries	11,082	10,938	11,336

Total Equity	6,234,474	6,338,873	6,870,396

Total Liabilities and Equity	$49,640,946	$50,831,951	$56,569,369

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

($000’s except per share data)

	Three Months Ended March 31,
	2011	2010
Interest and fee income
Loans and leases	$424,034	$509,573
Investment securities:
Taxable	36,067	49,370
Exempt from federal income taxes	8,245	9,386
Trading securities	168	183
Short-term investments	1,719	1,086

Total interest and fee income	470,233	569,598
Interest expense
Deposits	76,614	112,564
Short-term borrowings	146	677
Long-term borrowings	46,739	52,892

Total interest expense	123,499	166,133

Net interest income	346,734	403,465
Provision for loan and lease losses	418,803	458,112

Net interest income (loss) after provision for loan and lease losses	(72,069)	(54,647)
Other income
Wealth management	74,260	68,092
Service charges on deposits	32,920	32,099
Gain on sale of mortgage loans	7,087	5,660
Other mortgage banking revenue	540	692
Net investment securities gains	7,212	102
Bank-owned life insurance revenue	11,180	10,794
Gain on termination of debt	—	10,296
Sale of merchant portfolio processing	—	48,272
Other	53,257	45,653

Total other income	186,456	221,660
Other expense
Salaries and employee benefits	155,491	161,598
Net occupancy and equipment	34,090	34,102
Software expenses	8,907	7,902
Processing charges	30,638	32,082
Supplies, printing, postage and delivery	7,653	8,154
FDIC insurance	22,523	27,254
Professional services	22,290	20,790
Amortization of intangibles	4,390	5,140
Net OREO expenses	15,757	31,600
Loss on brokered CDs	—	5,792
Loss on termination of debt	795	—
Other	23,144	31,173

Total other expense	325,678	365,587

Income (loss) before income taxes	(211,291)	(198,574)
Provision (benefit) for income taxes	(95,028)	(83,605)

Net income (loss) including noncontrolling interests	(116,263)	(114,969)
Less: Net income attributable to noncontrolling interests	(331)	(389)

Net loss attributable to Marshall & Ilsley Corporation	(116,594)	(115,358)
Preferred dividends	(25,415)	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	$(140,538)

Per share attributable to Marshall & Ilsley Corporation common shareholders
Basic	$(0.27)	$(0.27)

Diluted	$(0.27)	$(0.27)

Dividends paid per common share	$0.01	$0.01
Weighted average common shares outstanding (000’s):
Basic	526,020	524,086
Diluted	526,020	524,086

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

($000’s)

	Three Months Ended March 31,
	2011	2010
Net Cash Provided by Operating Activities	$257,821	$379,613

Cash Flows from Investing Activities:
Net increase in short-term investments	(895,669)	(810,213)
Proceeds from sales of securities available for sale	2,816	8
Proceeds from redemptions of Federal Reserve Bank stock and FHLB stock	7,006	1
Proceeds from maturities of securities available for sale	276,467	346,053
Proceeds from maturities of securities held to maturity	5,180	14,009
Purchases of securities available for sale	(17,782)	(754,518)
Purchases of Federal Reserve Bank stock and FHLB stock	(10)	(16,621)
Purchases of securities held to maturity	(1,900)	—
Net decrease in loans and leases	1,221,115	961,738
Purchases of premises and equipment, net	(3,905)	(5,474)
Proceeds from sale of merchant portfolio processing	—	48,272
Net proceeds from sale of OREO	92,958	106,641

Net cash provided by (used in) investing activities	686,276	(110,104)

Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(855,738)	413,879
Net decrease in short-term borrowings	(28,089)	(226,027)
Payments of long-term borrowings	(56,559)	(593,557)
Dividends paid on preferred stock	(21,438)	(21,437)
Dividends paid on common stock	(5,288)	(5,269)
Proceeds from the issuance of common stock	261	1,542
Other	138	55

Net cash used in financing activities	(966,713)	(430,814)

Net decrease in cash and cash equivalents	(22,616)	(161,305)
Cash and cash equivalents, beginning of year	600,966	832,483

Cash and cash equivalents, end of period	$578,350	$671,178

Supplemental Cash Flow Information:
Cash paid / (received) during the period for:
Interest	$131,236	$196,936
Income taxes	510	(136,313)

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements

March 31, 2011 & 2010 (Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements should be read in conjunction with Marshall & Ilsley Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. In management’s opinion, the unaudited financial information included in this report reflects all adjustments consisting of normal recurring accruals which are necessary for a fair statement of the financial position and results of operations as of and for the three months ended March 31, 2011 and 2010. The results of operations for the three months ended March 31, 2011 and 2010 are not necessarily indicative of results to be expected for the entire year.

Prior to June 30, 2010, the Corporation had presented investments in Federal Reserve Bank stock and FHLB stock within Investment Securities Available for Sale on the consolidated balance sheet. During 2010, the Corporation determined that investments in Federal Reserve Bank stock and FHLB stock should be separately presented on the consolidated balance sheet. As a result, the accompanying consolidated balance sheet as of March 31, 2010 and the condensed consolidated statement of cash flows for the three months ended March 31, 2010 have been restated to present investments in Federal Reserve Bank stock and FHLB stock separately from Investment Securities Available for Sale.

Prior to June 30, 2010, the Corporation had presented gains on sale of other real estate owned (“OREO”) within Other income as OREO income. During 2010, the Corporation determined that gains on sale of OREO should be presented net along with OREO expenses in the consolidated statements of income. As a result, the accompanying consolidated statement of income for the three months ended March 31, 2010 and related disclosures have been restated to present gains on sale of OREO along with OREO expenses in Net OREO expenses.

2.	New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance to clarify the accounting principles applied to loan modifications. The additional guidance clarifies when the restructuring of a receivable should be considered a troubled debt restructuring (“TDR”), which the Corporation refers to as “Renegotiated Loans,” and ends the deferral of activity-based disclosures about TDRs that are part of the new credit quality disclosure requirements. The clarifications regarding which modifications constitute a TDR are effective for periods beginning on or after June 15, 2011, and are to be applied retroactively to the beginning of the annual period of adoption and the additional disclosures are effective for the Corporation as of September 30, 2011. The Corporation is continuing to evaluate the impact of the adoption of this new accounting guidance.

3.	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Codification generally applies whenever other topics require or permit assets or liabilities to be measured at fair value. Under the topic, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The topic does not expand the use of fair value in any new circumstances.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Fair-Value Hierarchy

The Fair Value Measurements and Disclosures Topic of the Codification establishes a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Level 1- Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Assets and Investment Securities

When available, the Corporation uses quoted market prices to determine the fair value of trading assets and investment securities; such items are classified in Level 1 of the fair value hierarchy.

For the Corporation’s investments in government agencies, residential mortgage-backed securities and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

The Corporation’s Private Equity investments generally take the form of investments in private equity funds. The private equity investments are valued using the Corporation’s ownership interest in partners’ capital to which a proportionate share of net assets is attributed via the valuations provided by the general partners on a quarterly basis. These nonpublic investments are included in Level 3 of the fair value hierarchy because the fair value is not readily determinable and the redemption of the investments will occur via distribution though sale of the underlying investments of the private equity fund. The length of investment in private equity funds is generally ten years and the majority of the private equity distributions are expected to occur in the next five to ten years. At March 31, 2011, unfunded private equity commitments were $52.3 million.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Derivative Financial Instruments

Fair values for exchange-traded contracts are based on quoted prices and are classified as Level 1. The fair value of over-the-counter interest rate contracts are measured using discounted cash flow analysis that incorporates significant inputs, including LIBOR curve, derivative counterparty spreads and measurements of volatility. Interest rate contracts that are valued using discounted cash flow analysis through use of models, and other observable inputs are considered Level 2, observable market inputs.

Certain derivative transactions are executed with counterparties who are large financial institutions (“dealers”). These derivative transactions primarily consist of interest rate swaps that are used for fair value hedges, cash flow hedges and economic hedges of interest rate swaps executed with the Corporation’s customers. The Corporation and its subsidiaries maintain risk management policies and procedures to monitor and limit exposure to credit risk. Approved dealers for these transactions must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations. International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with dealers. These agreements contain bilateral collateral arrangements. Notwithstanding its policies and procedures, the Corporation recognizes that unprecedented events could result in counterparty failure. The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies.

On a quarterly basis, the Corporation performs an analysis using historical and market implied default and recovery rates that also consider certain industry conventions established for operational efficiencies to estimate the potential impact on the reported fair values of these derivative financial assets and liabilities due to counterparty credit risk and the Corporation’s own credit risk. Based on this analysis, the Corporation determined that the impact of these factors was insignificant and did not make any additional credit risk adjustments for purposes of determining the reported fair values of these derivative assets and liabilities with dealers at March 31, 2011.

Certain derivative transactions are executed with customers whose counterparty credit risk is similar in nature to the credit risk associated with the Corporation’s lending activities. As is the case with a loan, the Corporation evaluates the credit risk of each of these customers on an individual basis and where, deemed appropriate, collateral is obtained. The type of collateral varies and is often the same collateral as the collateral obtained to secure a customer’s loan. To assess the potential impact of counterparty credit risk on the fair values of derivative assets with customers, the Corporation incorporates a probability analysis to estimate the amount of expected loss of customer derivative contracts outstanding at March 31, 2011. While not significant, the Corporation did factor in the estimated amount of expected loss due to customer default in the reported fair value of its customer derivative assets at March 31, 2011.

Loans Held for Sale

Beginning in the second quarter of 2010, the Corporation elected to account for certain residential mortgage loans held for sale into the secondary market at fair value. The fair value of those mortgage loans held for sale was determined using current secondary market prices for loans with similar interest rates, maturities and credit quality and are classified as Level 2.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations ($000’s):

March 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (1)
Trading Assets:
Trading securities	$—	$17,082	$—
Derivative assets	—	205,826	—

Total trading assets	$—	$222,908	$—
Investment securities available for sale (2)
U.S. treasury	$—	$2,118	$—
U.S. government agencies	—	5,205,002	—
States and political subdivisions	—	750,865	25,815
Residential mortgage backed securities	—	154	—
Asset backed securities	—	577	156,611
Equity	1	—	—
Private equity investments	—	—	73,520

Total investment securities available for sale	$1	$5,958,716	$255,946

Loans held for sale	$—	$301	$—

Loans and leases
Residential mortgage loans	$—	$411	$—
Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$5	$—
Liabilities (1)
Other short-term borrowings	$—	$3,058	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$180,397	$6,132
Financial guarantees - credit protection sold	—	7	—

Total accrued expenses and other liabilities	$—	$183,462	$6,132

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

December 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (1)
Trading Assets:
Trading securities	$—	$17,313	$—
Derivative assets	—	240,753	—

Total trading assets	$—	$258,066	$—

Investment securities available for sale (2)
U.S. treasury	$—	$2,122	$—
U.S. government agencies	—	5,444,275	—
States and political subdivisions	—	747,724	38,117
Residential mortgage backed securities	—	165	—
Asset backed securities	—	45,220	86,481
Private equity investments	—	—	78,663

Total investment securities available for sale	$—	$6,239,506	$203,261

Loans held for sale	$—	$27,532	$—

Loans and leases
Residential mortgage loans	$—	$413	$—

Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$2	$—

Liabilities (1)
Other short-term borrowings	$—	$5,005	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$212,060	$6,132
Financial guarantees - credit protection sold	—	714	—

Total accrued expenses and other liabilities	$—	$212,774	$6,132

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

March 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (1)
Trading Assets:
Trading securities	$—	$21,859	$—
Derivative assets	—	232,690	—

Total trading assets	$—	$254,549	$—

Investment securities available for sale (2)
U.S. treasury	$—	$7,367	$—
U.S. government agencies	—	5,801,642	—
States and political subdivisions	—	769,010	40,683
Residential mortgage backed securities	—	203,167	—
Corporate notes	—	—	—
Asset backed securities	—	63,052	88,551
Foreign	—	—	43
Private equity investments	—	—	70,686

Total investment securities available for sale	$—	$6,844,238	$199,963

Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$8	$—

Liabilities (1)
Other short-term borrowings	$—	$7,261	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$203,307	$11,600
Financial guarantees - credit protection sold	—	271	—

Total accrued expenses and other liabilities	$—	$203,578	$11,600

(1)

The amounts presented above exclude certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 11 – Derivative Financial Instruments and Hedging Activities in Notes to Financial Statements for further information. Level 3 derivative liabilities represent the fair value of a derivative financial instrument entered into in conjunction with the sale of the Corporation’s shares of Visa, Inc. (“Visa”) Class B common stock. See Note 11 – Derivative Financial Instruments and Hedging Activities for additional information regarding Visa.

(2)

The amounts presented are exclusive of $64,703, $61,840 and $64,363 in affordable housing partnerships at March 31, 2011, December 31, 2010, and March 31, 2010, respectively, which are generally carried on the equity method.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the three months ended March 31, 2011 ($000’s):

	Investment Securities (1)	Private Equity Investments (2)	Total	Derivative Liabilities
Balance at December 31, 2010	$124,598	$78,663	$203,261	$6,132
Purchases	—	3,144	3,144	—
Sales	—	—	—	—
Maturities	(75)	(16,065)	(16,140)	—
Accretion/amortization	31	—	31	—
Transfers into level 3	53,506	—	53,506	—
Transfers out of level 3	(12,134)	—	(12,134)	—
Total gains or losses (realized or unrealized):
• Included in earnings	—	7,778	7,778	—

• Included in other comprehensive income	16,500	—	16,500	—

Balance at March 31, 2011	$182,426	$73,520	$255,946	$6,132

Unrealized gains or (losses) for the period included in earnings attributable to unrealized gains or losses for financial instruments still held at March 31, 2011	$—	$7,778	$7,778	$—

(1)

Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net investment securities gains (losses) in the Consolidated Statements of Income.

(2)

Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net investment securities gains (losses) in the Consolidated Statements of Income.

This increase in Level 3 investment securities at March 31, 2011, was primarily due to transfers of investments from Level 2. The Corporation could not obtain a sufficient number of observable inputs in the form of market or broker quotes to substantiate a Level 2 classification for those investments.

Transfers to and from Level 3 were recognized at the end of each interim reporting period.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the three months ended March 31, 2010 ($000’s):

	Investment Securities (1)	Private Equity Investments (2)	Total	Derivative Liabilities
Balance at December 31, 2009	$271,196	$68,482	$339,678	$11,600
Net payments, purchases and sales	(370)	1,402	1,032	—
Discount accretion	(8)	—	(8)	—
Transfers out of Level 3	(140,483)	—	(140,483)	—
Total gains or losses (realized or unrealized):
• Included in earnings	—	802	802	—

• Included in other comprehensive income	(1,058)	—	(1,058)	—

Balance at March 31, 2010	$129,277	$70,686	$199,963	$11,600

Unrealized gains or losses for the period included in earnings attributable to unrealized gains or losses for financial instruments still held at March 31, 2010.	$—	$802	$802	$—

(1)

Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net investment securities gains (losses) in the Consolidated Statements of Income.

(2)

Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net investment securities gains (losses) in the Consolidated Statements of Income.

The Corporation transferred securities, which mainly consisted of $62,140 of senior tranche asset backed securities and $66,692 of Government National Mortgage Association securities, from Level 3 to Level 2 as significant inputs to the pricing model used to value these securities became observable in the marketplace, could be derived from observable data or the values could be supported by observable levels at which transactions were executed in the marketplace.

Transfers to and from Level 3 were recognized at the end of each interim reporting period.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of a previously recognized impairment.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The table presented below summarizes the adjusted carrying values and level of fair value hierarchy for assets measured at fair value on a nonrecurring basis ($000’s):

	March 31, 2011				March 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Loans held for sale	$—	$705	$—	$705	$—	$6,618	$—	$6,618
Impaired loans	—	—	528,642	528,642	—	—	658,275	658,275
Other real estate owned	—	—	68,401	68,401	—	—	76,360	76,360

Total	$—	$705	$597,043	$597,748	$—	$6,618	$734,635	$741,253

Net (gains) losses related to nonrecurring fair value measurements of certain assets consisted of the following ($000’s):

	Three Months Ended March 31,
	2011	2010
Loans held for sale	$(697)	$7,236
Impaired loans	235,997	210,919
Other real estate owned	4,289	18,975

Total	$239,589	$237,130

Net losses on loans held for sale represent net write downs during the period presented to record the loans at the lower of cost or fair value subsequent to their initial classification as loans held for sale. Such fair values are generally based on bids and are considered Level 2 fair values.

When impairment was measured based on the fair value of the collateral less estimated selling costs or the fair value of the loan, the loan is considered to be measured at fair value on a nonrecurring basis. The Corporation generally obtains appraisals to support the fair value of collateral underlying loans. Appraisals incorporate measures such as recent sales prices for comparable properties and costs of construction. The Corporation considers these fair values Level 3.

Losses on impaired loans represent net write-downs during the periods presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged off.

OREO is recorded at fair value based on property appraisals, less estimated selling costs, at the date of transfer. Subsequent to transfer, OREO is carried at the lower of cost or fair value, less estimated selling costs. The carrying value of OREO is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Losses on OREO represent the net write-downs during the periods presented where the carrying value of the foreclosed real estate exceeded the current fair value less estimated selling costs of the foreclosed real estate subsequent to their initial classification as foreclosed assets.

Fair Value of Financial Instruments

Book values and estimated fair values for on and off-balance sheet financial instruments are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading assets.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Balance Sheet Financial Instruments ($ in millions)

	March 31, 2011		March 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Financial assets:
Cash and short term investments	$3,848.0	$3,848.0	$2,610.2	$2,610.2
Trading assets	222.9	222.9	254.5	254.5
Investment securities available for sale	6,279.4	6,279.4	7,108.6	7,108.6
Federal Reserve Bank stock and FHLB stock, at cost	373.1	373.1	411.9	411.9
Investment securities held to maturity	68.8	71.4	104.2	107.3
Net loans and leases	33,806.0	30,310.3	41,133.7	36,511.1
Interest receivable	129.4	129.4	164.3	164.3
Financial guarantees - credit protection purchased	—	—	—	—

Financial liabilities:
Deposits	$37,403.5	$37,593.9	$41,982.3	$42,325.5
Short-term borrowings	199.7	199.7	894.0	894.0
Long-term borrowings	4,966.7	4,962.7	5,865.4	5,745.8
Derivative liabilities	186.5	186.5	215.2	215.2
Interest payable	102.6	102.6	126.8	126.8
Financial guarantees - credit protection sold	—	—	0.3	0.3

Quoted market prices are utilized by the Corporation for determining fair value, where readily available. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading assets and investment securities

Fair value is based on market prices where available. The fair value of trading assets and investment securities are categorized as Level 1, Level 2 and Level 3, based on the inputs to the valuations.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Net loans and leases

The fair value of loans and leases was derived from discounted cash flow analyses. Loans and leases as of March 31, 2011 were grouped into 1,744 pools based on similar characteristics such as maturity, payment type and payment frequency, rate type and underlying index, recent loan-to-value (LTV) measures and various types of credit indicators such as recent FICO scores and the Corporation’s internal loan rating system. Credit spreads were derived from observable information wherever possible. In cases where observable information was not available because of inactive markets or the change in the loan characteristics such as declining collateral values, certain adjustments were made in management’s judgment to estimate credit spreads consistent with the manner the Corporation believes market participants would assess the fair value of the loan pool. The Corporation has estimated that increasing or decreasing the credit spreads by the equivalent of a one credit rating adjustment could affect the aggregate fair value of the loans and leases by approximately $0.5 billion or 1.5% of the net carrying value of total loans and leases at March 31, 2011. The fair value of loans held for sale is based on the expected sales price. At March 31, 2011, the fair value of net loans and leases is considered Level 2 and Level 3 in the fair value hierarchy.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to approximate carrying value. Time deposits with defined maturity dates are considered to have a fair value which approximates the book value if the maturity date was within three months of the measurement date. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities. At March 31, 2011, the fair value of deposits is considered Level 2 in the Fair Value Hierarchy.

Borrowings

Short-term borrowings are generally carried at cost that approximates fair value. Long-term debt is valued using discounted cash flow analysis with discount curves developed using several methods. Wherever possible, the Corporation uses pricing from industry accepted services or recently observed transactions in the Corporation’s long-term debt to develop the discounting curves. The observed transactions are between unaffiliated parties where there has been sufficient transaction volume to conclude that the observed pricing is representative of the fair value of the long-term debt obligation. In the absence of representative observed transactions, the Corporation develops discount curves based on current incremental borrowing rates for similar types of arrangements. At March 31, 2011, the fair value of borrowings is considered Level 2 in the Fair Value Hierarchy.

Off-Balance Sheet Financial Instruments

Fair values of loan commitments and letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers ($ in millions):

	March 31,
	2011	2010
Loan commitments	$4.7	$9.7
Commercial letters of credit	0.3	0.3
Standby letters of credit	5.3	8.6

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

4.	Comprehensive Income

The following tables present the Corporation’s comprehensive income ($000’s):

	Three Months Ended March 31, 2011
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net loss including noncontrolling interests			$(116,263)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$35,263	$(12,641)	$22,622
Reclassification for securities transactions included in net income	—	—	—

Total unrealized gains (losses) on available for sale investment securities	$35,263	$(12,641)	$22,622

Unrealized gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	$79	$156	$235
Reclassification adjustments for hedging activities included in net income	10,316	(3,870)	6,446

Total unrealized gains (losses) on derivatives hedging variability of cash flows	$10,395	$(3,714)	$6,681

Unrealized gains (losses) on funded status of defined benefit postretirement plan:
Arising during the period	$—	$—	$—
Reclassification for amortization of actuarial loss and prior service credit amortization included in net income	(560)	210	(350)

Total unrealized gains (losses) on funded status of defined benefit postretirement plan	$(560)	$210	$(350)

Other comprehensive income (loss), net of tax			28,953

Total comprehensive income (loss)			(87,310)

	Three Months Ended March 31, 2010
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net loss including noncontrolling interests			$(114,969)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$40,310	$(14,636)	$25,674
Reclassification for securities transactions included in net income	—	—	—

Total unrealized gains (losses) on available for sale investment securities	$40,310	$(14,636)	$25,674

Unrealized gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	$(29,136)	$10,850	$(18,286)
Reclassification adjustments for hedging activities included in net income	16,889	(6,289)	10,600

Total unrealized gains (losses) on derivatives hedging variability of cash flows	$(12,247)	$4,561	$(7,686)

Unrealized gains (losses) on funded status of defined benefit postretirement plan:
Arising during the period	$—	$—	$—
Reclassification for amortization of actuarial loss and prior service credit amortization included in net income	(559)	162	(397)

Total unrealized gains (losses) on funded status of defined benefit postretirement plan	$(559)	$162	$(397)

Other comprehensive income (loss), net of tax			17,591

Total comprehensive income (loss)			(97,378)
Less: Comprehensive income attributable to the noncontrolling interests			(389)

Comprehensive income (loss) attributable to Marshall & Ilsley Corporation			$(97,767)

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

5.	Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic and diluted per common share computations are as follows (dollars and shares in thousands, except per share data):

	Three Months Ended March 31, 2011
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(116,594)
Preferred stock dividends	(25,415)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	526,020	$(0.27)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(116,594)
Preferred stock dividends	(25,415)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	526,020	$(0.27)

	Three Months Ended March 31, 2010
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(115,358)
Preferred stock dividends	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(140,538)	524,086	$(0.27)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(115,358)
Preferred stock dividends	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(140,538)	524,086	$(0.27)

The table below presents the outstanding options to purchase shares of common stock not included in the computation of diluted earnings per common share because the stock options’ exercise price was greater than the average market price of the common shares for the three month period ended March 31, 2011 and 2010 (anti-dilutive options). As a result of the Corporation’s reported net loss for the three months ended March 31, 2011 and 2010, all stock options outstanding were excluded from the computation of diluted earnings per common share (shares in thousands):

	Three Months Ended March 31,
	2011	2010
Shares Subject to Options	30,026	33,276

Price Range	$4.76 - $36.82	$4.76 - $36.82

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

An outstanding warrant to purchase 13,815,789 shares of the Corporation’s common stock issued in connection with the Corporation’s participation in the U.S. Treasury Department’s Capital Purchase Program was not included in the computation of diluted earnings per common share for the three months ended March 31, 2011 and 2010, because of the reported net loss in the respective periods. In addition, the $18.62 per share exercise price of the warrant was greater than the average market price of the common shares for the three months ended March 31, 2011 and 2010.

6.	Investment Securities

The amortized cost, fair value and unrealized gains and losses of selected investment securities, by major security type, held by the Corporation were as follows ($000’s):

	March 31, 2011
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$2,102	$16	$—	$2,118
U.S. Government agencies	5,240,416	36,754	72,168	5,205,002
States and political subdivisions	762,052	25,719	11,091	776,680
Residential mortgage backed securities	140	14	—	154
Asset backed securities	206,025	5	48,842	157,188
Private Equity investments	73,520	—	—	73,520
Affordable Housing Partnerships	64,703	—	—	64,703
Equity	1	—	—	1

Total	$6,348,959	$62,508	$132,101	$6,279,366

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$171,655	$—	$—	$171,655
FHLB stock	201,446	—	—	201,446

Total	$373,101	$—	$—	$373,101

Held to maturity:
States and political subdivisions	$53,390	$2,608	$333	$55,665
Corporate notes	10,000	245	—	10,245
Foreign	5,429	94	47	5,476

Total	$68,819	$2,947	$380	$71,386

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	December 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$2,104	$18	$—	$2,122
U.S. Government agencies	5,479,691	43,532	78,948	5,444,275
States and political subdivisions	780,784	21,215	16,158	785,841
Residential mortgage backed securities	149	16	—	165
Asset backed securities	206,232	6	74,537	131,701
Private Equity investments	78,663	—	—	78,663
Affordable Housing Partnerships	61,840	—	—	61,840

Total	$6,609,463	$64,787	$169,643	$6,504,607

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$178,624	$—	$—	$178,624
FHLB stock	201,473	—	—	201,473

Total	$380,097	$—	$—	$380,097

Held to maturity:
States and political subdivisions	$58,389	$2,582	$309	$60,662
Corporate notes	10,000	273	—	10,273
Foreign	3,529	97	6	3,620

Total	$71,918	$2,952	$315	$74,555

	March 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$7,325	$42	$—	$7,367
U.S. Government agencies	5,739,353	69,796	7,507	5,801,642
States and political subdivisions	799,007	22,796	12,110	809,693
Residential mortgage backed securities	201,297	3,440	1,570	203,167
Asset backed securities	207,261	7	55,665	151,603
Private Equity investments	70,698	52	64	70,686
Affordable Housing Partnerships	64,363	—	—	64,363
Foreign	43	—	—	43

Total	$7,089,347	$96,133	$76,916	$7,108,564

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$202,996	$—	$—	$202,996
FHLB stock	208,905	—	—	208,905

Total	$411,901	$—	$—	$411,901

Held to maturity:
States and political subdivisions	$88,877	$3,192	$239	$91,830
Corporate notes	10,000	13	—	10,013
Foreign	5,368	121	13	5,476

Total	$104,245	$3,326	$252	$107,319

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables provide the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position ($000’s):

March 31, 2011	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	3,052,978	71,948	47,167	220	3,100,145	72,168
States and political subdivisions	103,990	4,322	36,403	7,102	140,393	11,424
Residential mortgage backed securities	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	156,611	48,842	156,611	48,842
Private Equity investments	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Equity	—	—	—	—	—	—
Foreign	4,055	45	298	2	4,353	47

Total	$3,161,023	$76,315	$240,479	$56,166	$3,401,502	$132,481

December 31, 2010	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

	$—	$—	$—	$—	$—	$—
U.S. Treasury	2,587,880	78,832	51,866	116	2,639,746	78,948
U.S. Government agencies	153,848	7,205	48,487	9,262	202,335	16,467
States and political subdivisions	—	—	—	—	—	—
Residential mortgage backed securities	—	—	—	—	—	—
Corporate notes	—	—	130,978	74,537	130,978	74,537
Asset backed securities	—	—	—	—	—	—
Private Equity investments	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	4,055	45	298	2	4,353	47

Total	$2,743,822	$86,043	$231,331	$83,915	$2,975,153	$169,958

December 31, 2010	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	1,632,198	5,749	457,651	1,758	2,089,849	7,507
States and political subdivisions	55,955	5,533	96,724	6,816	152,679	12,349
Residential mortgage backed securities	11,263	1,066	34,926	504	46,189	1,570
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	150,690	55,665	150,690	55,665
Private Equity investments	—	—	—	64	—	64
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	1,438	12	399	1	1,837	13

Total	$1,700,854	$12,360	$740,390	$64,808	$2,441,244	$77,168

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Other-Than-Temporary-Impairment (OTTI)

The investment securities reported in the March 31, 2011 table above were temporarily impaired. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on March 31, 2011. The Corporation determined that the temporary impairment in the investment securities at March 31, 2011 was not from a decline in value due to a credit event that would result in other-than-temporary-impairment (“OTTI”). At March 31, 2011, the Corporation does not intend to sell these temporarily impaired investment securities until a recovery of the recorded investment, which may be at maturity. In addition, the Corporation concluded that it is more likely than not that it will not have to sell the investment securities prior to recovery of the recorded investment.

The most severe impairment was recognized in the Corporation’s investments in asset backed securities, which consist primarily of senior tranche collateralized debt obligations (“CDOs”) that are secured by pools of trust-preferred securities issued by financial institutions or insurance companies. To assess the CDOs for potential OTTI, the Corporation estimated the expected cash flows for each security in this portfolio. The analysis was completed by evaluating the credit quality of the underlying collateral and the cash flow structure. At March 31, 2011, the estimated cash flow analysis for each security indicated that contractual principal and interest was fully collectible by maturity.

The credit quality analysis included analyses of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer. The credit review also incorporated historical industry default data and current/near term operating conditions. Using the results of this analysis, the Corporation estimated appropriate default and recovery probabilities for each piece of collateral. No recoveries were assumed on issuers who were deferring interest or currently in default.

There are various tranches or investment classes issued within each CDO. The most senior tranches generally have the lowest yield but the most protection from credit losses compared to other tranches that are subordinate to the most senior tranches. The Corporation holds only the two most senior tranches of the CDO issuances. Because of that seniority, the Corporation’s investments receive credit support from the subordinated tranches. At March 31, 2011, the Corporation estimated that the percentage of the currently performing collateral that would be required to default to cause the Corporation’s tranches to not receive all of its contractual cash flows (principal and interest) ranged from 18% to 45%. Based on that analysis, the Corporation concluded that there was excess protection to absorb the expected credit losses from both current and projected defaults and there was no OTTI. In addition, the Corporation concluded that the lengthening of the expected time for principal repayment combined with the illiquid market for trust preferred securities resulted in market expectations of higher yields for similar instruments which explained the entire decline in the fair value of the securities compared with their book values.

Other classes of investments with impairment at March 31, 2011 included US Government Agency Securities and obligations of states and political subdivisions. US Government Agency Securities consist of mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Bank (“FHLB”) and Government National Mortgage Association (“GNMA”). This portfolio consists of securities with both fixed and floating rate interest rates, average lives of 3-5 years and contractual cash flows guaranteed by the U.S. government or agencies of the U.S. government.

Obligations of states and political subdivisions are bank qualified fixed rate securities with original maturities of ten to twenty years. The securities primarily consist of general obligation bonds with some essential service revenue bonds. The majority of these securities have credit ratings of investment grade or better. Management performs ongoing credit quality reviews on these securities and at March 31, 2011, determined there were no credit losses.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The amortized cost and fair value of investment securities by contractual maturity at March 31, 2011 ($000’s):

	Investment Securities Available for Sale		Investment Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$139,058	$141,089	$6,521	$6,586
From one through five years	4,272,671	4,264,638	41,711	43,087
From five through ten years	1,324,568	1,313,751	20,587	21,713
After ten years	612,662	559,888	—	—

	$6,348,959	$6,279,366	$68,819	$71,386

Federal Reserve Bank stock and FHLB stock have no contractual maturities.

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $9,510 and $2,296 for the three months ended March 31, 2011, respectively and $3,066 and $2,964 for the three months ended March 31, 2010, respectively. See the Consolidated Statements of Cash Flows for proceeds from the sale of investment securities.

At March 31, 2011, December 31, 2010 and March 31, 2010, securities with a value of approximately $733,102, $1,020,202, and $1,665,228 respectively, were pledged to secure public deposits, short-term borrowings, interest rate swaps and for other purposes required by law.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

7.	Loans and Leases

The Corporation’s loan and lease portfolio consisted of the following ($000’s):

Loans held for sale	March 31, 2011	December 31, 2010	March 31, 2010
Commercial, financial and agricultural	$20,144	$—	$2,774
Real estate
Commercial mortgage	26,772	4,517	14,995
Construction and development	65,634	27,392	50,014
Residential mortgage	16,244	80,788	36,947
Home equity loans and lines of credit	10,586	25,516	43,040

Total real estate	119,236	138,213	144,996

Personal	184	—	26,333

Total loans held for sale	$139,564	$138,213	$174,103

Portfolio loans and leases
Commercial, financial and agricultural	$10,864,957	$11,196,883	$11,858,422
Real estate
Commercial mortgage	11,906,140	12,396,772	13,517,055
Construction and development	2,573,413	3,174,290	5,055,544
Residential mortgage	4,018,740	4,260,480	4,786,886
Home equity loans and lines of credit	4,040,626	4,187,316	4,547,066

Total real estate	22,538,919	24,018,858	27,906,551

Personal	1,176,178	1,142,345	2,131,523
Lease Financing	460,483	503,058	578,208

Total portfolio loans and leases	$35,040,537	$36,861,144	$42,474,704

Total loans and leases	$35,180,101	$36,999,357	$42,648,807

Loans and leases are presented net of unearned income and unamortized deferred fees, which amounted to $75,528, $83,768 and $100,224 at March 31, 2011, December 31, 2010 and March 31, 2010, respectively.

Included in the loans held for sale category are nonaccrual loans which amounted to $105,494, $23,448, and $55,063 at March 31, 2011, December 31, 2010, and March 31, 2010, respectively.

For the three months ended March 31, 2011 and 2010, loans transferred to OREO, net of initial write-downs, amounted to $98,397 and $146,852, respectively. These amounts are considered non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

At March 31, 2011 and 2010, loans and leases with a value of approximately $15.3 billion and $19.7 billion, respectively, were pledged to secure deposits, borrowings and for other purposes required by law.

For additional information relating to the recorded investment of the Corporation’s loan and lease portfolio by segments and classes of financing receivables that is used in the determination of the allowance for loan and lease losses see the disclosures in Note 8 - Allowance for Loan and Leases.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

8.	Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management’s estimate of probable losses inherent in the Corporation’s loan and lease portfolio. Some factors considered in determining the adequacy of the allowance for credit losses include an assessment of individual problem loans, historical loss patterns of homogeneous loan pools and adjustments to reflect current economic conditions. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. The determination of the allowance for loan and lease losses is inherently subjective as it requires estimates, including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change.

The Corporation’s reserving methodology considers the following portfolio segments, which are collectively reported as the allowance for loan and lease losses. The entire allowance for loan and lease losses is available to absorb losses from loans and leases in any of the segments.

Specific Reserve: The Corporation individually evaluates certain loans for impairment. Nonaccrual loans, which the Corporation refers to as nonperforming loans and troubled debt restructurings, which the Corporation refers to as renegotiated loans, meet the definition of an impaired loan. In general, these loans have been internally identified via the Corporation’s loan grading system as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns. This evaluation considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due. For nonaccrual loans greater than $1.0 million and renegotiated commercial loans greater than $250,000 impairment is individually measured each quarter using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. The specific reserve or valuation allowance for impaired loans is determined as the excess, if any, of the carrying value of the loan over the amount determined using the measurement alternative employed at the measurement date. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets. The carrying value of the loan reflects reductions from prior charge-offs. Nonaccrual loans below the threshold are collectively evaluated for impairment.

Impairment for consumer-related renegotiated loans is measured on a pool level at the present value of expected future cash flows discounted at the loan pool’s effective interest rate. Contractual cash flows are adjusted for probability of default, expected prepayments, the expected collateral value for loans that will not be fully amortized at maturity and other factors that may impact the timing and amount of expected cash flows. Factors used to adjust contractual cash flows are based on historical experience and market performance statistics where available.

The Corporation utilizes a dual credit risk rating system (“DRR”) to measure the credit quality of individual commercial loans. The DRR measures the probability of default (“PD”) of an obligor and the loss given default (“LGD”) of credit facilities. The DRR system has 14 grades of PD (numeric) and 8 grades of LGD (alpha). The Company uses the DRR for regulatory reporting purposes, determining the frequency of review of credit exposures, and the evaluation and determination of the allowance for commercial credit losses. The PD for all business purpose credit relationships are reviewed at least annually, while loans on criticized status are reviewed as frequently as quarterly depending on the relationship size. The DRR system is designed to provide a consistent method and means to assess the credit risk of the Corporation’s loan customers across all commercial products. The PD attempts to measure the likelihood of an obligor going into default over a one-year time horizon. The probabilities are intended to represent a long-term average covering periods of high and low defaults. The LGD attempts to measure the economic loss the Corporation would incur subsequent to an event of default. Each credit facility of an obligor must have an independent LGD rating.

Collective Loan Impairment: This segment of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are commercial and retail loans and leases that were excluded from the specific reserve allocation.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

For purposes of determining collective loan impairment, commercial loans not evaluated individually are further disaggregated by the following loan types: commercial and industrial loans, commercial real estate loans, commercial construction and development loans and commercial leases. Using the Corporation’s internal risk ratings, commercial loans and leases are further stratified into three stratums. One stratum consists of loans and leases with risk ratings that are indicators of a nonperforming loan or lease or potential problem loan or lease (PD ratings 11-14), which the Corporation refers to as criticized loans and leases. Two stratums, (PD ratings 1-8 for “pass” credits) and (PD ratings 9-10 for “rated” credits) are developed for loans and leases that indicate no particular weakness. Using historical loss information, an estimate of loss is determined for each stratum. All nonaccrual loans and leases are classified as criticized.

For criticized loans and leases, more recent historical loss information forms the basis to determine the estimates of losses inherent in the pools at the measurement date. For the other stratums of loans and leases, longer-term historical loss information is used to form the basis to determine the estimates of losses inherent in the pools at the measurement date. Longer-term historical loss information is expected to be representative of inherent losses over an entire business cycle. Historical loss information is updated quarterly to reflect current experience. Historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type to ensure the loss rates ultimately used are appropriate at the measurement date. Selecting the appropriate loss rates that are used to determine the estimates of losses inherent in the pools at the measurement date requires significant judgment.

For the three months ended March 31, 2011 and 2010, historical loss rates used to determine the allowance for loan losses for commercial loans and leases collectively evaluated for impairment were adjusted to exclude charge-offs recognized in 2007, 2008 and 2009 related to one large commercial loan to a borrower in the business of subprime lending and servicing. Those charge-offs were excluded because that loan was not representative of the underlying businesses or collateral existing in the Corporation’s commercial loan portfolio at those measurement dates.

Historical loss rates used to determine the allowance for loan losses for commercial real estate loans and leases collectively evaluated for impairment at March 31, 2011 and 2010 were adjusted to exclude charge-offs in 2009 and 2010 related to one large commercial real estate loan relationship that consisted of multiple geographically dispersed commercial real estate loans in a specialty niche of the hospitality / lodging industry. Those charge-offs were excluded because they were not considered representative of typical hospitality / lodging or other commercial real estate loans existing in the Corporation’s loan portfolios at the measurement dates due to the nature of the specialty niche and the fact that many of the projects were outside of the Corporation’s markets.

Retail loans and leases consist of residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases. Other than retail nonaccrual loans greater than $1.0 million and renegotiated loans, retail loan types are stratified based on origination channels, underwriting guidelines, collateral type and product features such as a loan or line of credit and delinquency status. The loans are further stratified by selected markets (Arizona, Wisconsin, Florida and others), updated credit scores and the loan’s year of origination. Credit scores are updated quarterly. In the event an updated credit score cannot be obtained, the original credit scores are used. Loss factors are derived from historical loss experience by delinquency status for each stratum and applied to the outstanding loan and lease balance by delinquency status to determine a reserve. Based on current market conditions, the Corporation estimates additional probable loss by evaluating probability of default and loss severity, the factors that collectively impact the amount of loss inherent in the retail sector loans and leases. Current factors impacting the probability of default such as lingering levels of elevated unemployment may not be fully reflected in updated credit scores or in existing levels of delinquency, causing historical default experience to be understated at the measurement date. Rapidly changing real estate collateral values arising from illiquid markets, excess inventories in certain markets and high current loan-to value ratios resulting from property value depreciation since the date the loans were originated impact historical loss severity. This additional probable loss is added to the amounts determined based on historical experience.

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. From time to time, the Corporation has identified certain loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions. At March 31, 2011 and 2010, the amount of allowance for loan and lease losses attributable to the second element was not material.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. However, on an on-going basis the Corporation continues to refine the methods used in determining management’s best estimate of the allowance for loan and lease losses.

An analysis of the allowance for loan and lease losses by major class of the Corporation’s loan and lease portfolio was as follows:

	As of and for the Three Months Ended March 31, 2011
	Commercial Loans and Leases	Commercial Real Estate	Residential Real Estate	Construction and Development	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Credit Losses:
Beginning Balance	$384,877	$381,166	$173,710	$262,790	$144,046	$40,986	$1,387,575
Provision	85,934	154,806	56,810	106,197	15,328	(272)	418,803
Charge-offs	(109,710)	(143,863)	(55,963)	(116,986)	(35,799)	(8,592)	(470,913)
Recoveries	6,404	18,633	4,171	5,709	1,478	2,217	38,612

Ending Balance	$367,505	$410,742	$178,728	$257,710	$125,053	$34,339	$1,374,077

Ending Balance: Individually evaluated for impairment	$24,803	$42,581	$44,925	$42,973	$8,370	$5,957	$169,609

Ending Balance: Collectively evaluated for impairment	$342,702	$368,161	$133,803	$214,737	$116,683	$28,382	$1,204,468

Loans and Leases:
Ending Balance	$11,264,075	$11,906,140	$4,018,740	$2,573,412	$4,040,627	$1,237,543	$35,040,537

Ending Balance: Individually evaluated for impairment	$200,992	$525,148	$288,301	$391,958	$46,287	$9,065	$1,461,751

Ending Balance: Collectively evaluated for impairment	$11,063,083	$11,380,992	$3,730,439	$2,181,454	$3,994,340	$1,228,478	$33,578,786

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	As of and for the Three Months Ended March 31, 2010
	Commercial Loans and Leases	Commercial Real Estate	Residential Real Estate	Construction and Development	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Credit Losses:
Beginning Balance	$289,885	$356,548	$194,618	$423,688	$164,013	$51,718	$1,480,470
Provision	153,556	104,860	42,376	145,345	4,783	7,192	458,112
Charge-offs	(137,103)	(54,752)	(34,104)	(163,234)	(35,220)	(12,046)	(436,459)
Recoveries	3,000	1,388	1,654	3,570	1,087	2,332	13,031

Ending Balance	$309,338	$408,044	$204,544	$409,369	$134,663	$49,196	$1,515,154

Ending Balance: Individually evaluated for impairment	$39,618	$144,536	$76,889	$84,123	$11,619	$3,003	$359,788

Ending Balance: Collectively evaluated for impairment	$269,720	$263,508	$127,655	$325,246	$123,044	$46,193	$1,155,366

Loans and Leases:
Ending Balance	$12,312,712	$13,517,055	$4,786,886	$5,055,544	$4,547,066	$2,255,441	$42,474,704

Ending Balance: Individually evaluated for impairment	$248,676	$609,472	$374,657	$681,950	$44,574	$6,473	$1,965,802

Ending Balance: Collectively evaluated for impairment	$12,064,036	$12,907,583	$4,412,229	$4,373,594	$4,502,492	$2,248,968	$40,508,902

The Corporation’s recorded investment in impaired loans and leases are as follows:

	March 31,
	2011	2010
Total nonaccrual and renegotiated loans and leases	$2,093,409	$2,685,636
Less: impaired loans held for sale	(105,494)	(55,063)

Total impaired loans and leases	$1,987,915	$2,630,573
Loans and leases excluded from individual evaluation	(526,164)	(664,771)

Impaired loans evaluated	$1,461,751	$1,965,802

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The Corporation’s recorded investment in impaired loans and leases individually evaluated for impairment and the related unpaid principal balances, valuation allowances, average recorded investment and interest income recognized (for the three months ended March 31, 2011) were as follows:

	March 31, 2011			For the Three Months Ended March 31, 2011
Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$70,361	$88,075	$24,803	$61,763	$838
Commercial Real Estate	194,439	215,091	42,581	163,516	1,797
Residential Real Estate	268,307	272,990	44,925	271,404	2,385
Construction & Development	208,195	252,209	42,973	185,850	1,913
Home Equity Loans & Lines	44,747	45,393	8,370	43,457	444
Personal Loans & Leases	7,074	7,074	5,957	3,604	—

Total	$793,123	$880,832	$169,609	$729,594	$7,377

No Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$130,631	$234,637	$—	$100,839	$1,671
Commercial Real Estate	330,709	621,742	—	345,209	4,047
Residential Real Estate	19,994	22,422	—	19,989	101
Construction & Development	183,763	275,241	—	215,613	1,313
Home Equity Loans & Lines	1,540	2,276	—	1,595	—
Personal Loans & Leases	1,991	4,410	—	1,557	33

Total	$668,628	$1,160,728	$—	$684,802	$7,165

Total	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$200,992	$322,712	$24,803	$162,602	$2,509
Commercial Real Estate	525,148	836,833	42,581	508,725	5,844
Residential Real Estate	288,301	295,412	44,925	291,393	2,486
Construction & Development	391,958	527,450	42,973	401,463	3,226
Home Equity Loans & Lines	46,287	47,669	8,370	45,052	444
Personal Loans & Leases	9,065	11,484	5,957	5,161	33

Total	$1,461,751	$2,041,560	$169,609	$1,414,396	$14,542

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	March 31, 2010			For the Three Months Ended March 31, 2010
Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$162,978	$214,833	$39,618	$169,272
Commercial Real Estate	461,190	513,881	144,536	387,095
Residential Real Estate	339,336	344,992	76,889	323,199
Construction & Development	400,757	450,479	84,123	351,957
Home Equity Loans & Lines	43,150	46,108	11,619	44,058
Personal Loans & Leases	6,473	6,473	3,003	5,075

Total	$1,413,884	$1,576,766	$359,788	$1,280,656

No Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$85,698	$143,226	$—	$117,060
Commercial Real Estate	148,282	213,875	—	168,530
Residential Real Estate	35,321	46,163	—	26,656
Construction & Development	281,193	444,913	—	305,305
Home Equity Loans & Lines	1,424	4,499	—	475
Personal Loans & Leases	—	—	—	1,433

Total	$551,918	$852,676	$—	$619,459

Total	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$248,676	$358,059	$39,618	$286,332
Commercial Real Estate	609,472	727,756	144,536	555,625
Residential Real Estate	374,657	391,155	76,889	349,855
Construction & Development	681,950	895,392	84,123	657,262
Home Equity Loans & Lines	44,574	50,607	11,619	44,533
Personal Loans & Leases	6,473	6,473	3,003	6,508

Total	$1,965,802	$2,429,442	$359,788	$1,900,115

The table presented below reflects the Corporation’s credit exposure by credit quality indicator for the loan and lease portfolio:

	March 31, 2011
Credit Quality Indicators	Commercial Loans & Leases	Commercial Real Estate	Residential Real Estate	Construction & Development	Home Equity Loans & Lines	Personal Loans & Leases	Total Loans & Leases

Commercial Risk Stratum
Criticized	$2,186,163	$2,772,437	$14,757	$1,048,697	$25	$26,562	$6,048,641
Rated	2,468,950	3,179,668	6,445	496,989	1,059	32,282	6,185,393
Pass	6,377,087	5,930,683	5,924	319,789	5,459	76,587	12,715,529

Consumer Credit Score
620 or Less	—	—	654,335	94,052	565,790	81,479	1,395,656
621 - 720	—	—	1,122,571	179,781	1,087,784	303,766	2,693,902
720 or Greater	—	—	2,116,877	430,802	2,357,730	658,020	5,563,429

Not Rated	231,875	23,352	97,831	3,302	22,780	58,847	437,987

Total	$11,264,075	$11,906,140	$4,018,740	$2,573,412	$4,040,627	$1,237,543	$35,040,537

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Commercial loans and commercial leases, commercial real estate loans and commercial construction and development loans in the Corporation’s loan portfolio without a credit quality rating are primarily loans with relationship balances less than $100,000 that are not required by internal policy to be assigned a DRR. In addition to these smaller commercial relationships, business purpose credit card loans, and commercial overdrafts do not have a DRR.

Residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases without a credit quality rating are primarily consumer relationships serviced by third-party service providers where the provider was unable to provide a current or original credit score.

Nonaccrual loans and leases at March 31, 2011 and March 31, 2010:

	March 31, 2011	March 31, 2010
Commercial Loans & Leases	$212,552	$250,323
Commercial Real Estate	575,562	643,889
Residential Real Estate	230,103	269,487
Construction & Development	354,222	642,086
Home Equity Loans & Lines	87,819	80,048
Personal Loans & Leases	12,765	12,901

Total	$1,473,023	$1,898,734
Nonaccrual Loans Held for Sale	105,494	55,063

Total Nonaccrual Loans and Leases	$1,578,517	$1,953,797

The current and past due status of the Corporation’s loans and leases at March 31, 2011 were:

	March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans & Leases	Loans Past Due 90+ and still accruing
Commercial Loans & Leases	$41,202	$22,916	$69,250	$133,368	$11,150,851	$11,284,219	$—
Commercial Real Estate	134,057	96,517	229,051	459,625	11,473,287	11,932,912	—
Residential Real Estate	79,444	52,103	202,414	333,961	3,701,023	4,034,984	—
Construction & Development	85,487	41,042	222,404	348,933	2,290,114	2,639,047	—
Home Equity Loans & Lines	47,432	25,154	78,191	150,777	3,900,435	4,051,212	2,042
Personal Loans & Leases	4,777	2,538	10,330	17,645	1,220,082	1,237,727	4,499

Total Loans & Leases	$392,399	$240,270	$811,640	$1,444,309	$33,735,792	$35,180,101	$6,541

Less: Loans Held for Sale						(139,564)

Total						$35,040,537

9.	Goodwill and Other Intangibles

The changes in the carrying amount of goodwill for the three months ended March 31, 2011 were as follows ($000’s):

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,250,595	$609,510	$163,779	$120,777	$2,144,661
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)

Goodwill balance as of December 31, 2010	324,961	—	163,779	120,777	609,517
Activity	—	—	—	—	—

Goodwill balance as of March 31, 2011	$324,961	$—	$163,779	$120,777	$609,517

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The changes in the carrying amount of goodwill for the three months ended March 31, 2010 were as follows ($000’s):

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,250,595	$609,510	$163,779	$120,777	$2,144,661
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)

Goodwill balance as of December 31, 2009	324,961	—	163,779	120,777	609,517
Activity	—	—	—	—	—

Goodwill balance as of March 31, 2010	$324,961	$—	$163,779	$120,777	$609,517

At March 31, 2011, the Corporation’s other intangible assets consisted of the following ($000’s):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets:
Core deposit intangible	$216,177	$(131,248)	$84,929
Trust customers	29,315	(10,839)	18,476
Tradename	3,975	(1,677)	2,298
Other intangibles	6,190	(2,316)	3,874

	$255,657	$(146,080)	$109,577

Mortgage loan servicing rights			$847

At March 31, 2010, the Corporation’s other intangible assets consisted of the following ($000’s):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets
Core deposit intangible	$216,177	$(116,966)	$99,211
Trust customers	29,354	(8,014)	21,340
Tradename	3,975	(1,147)	2,828
Other intangibles	7,336	(3,181)	4,155

	$256,842	$(129,308)	$127,534

Mortgage loan servicing rights			$1,530

Amortization expense of other intangible assets for the three months ended March 31, 2011 and 2010 amounted to $4.3 million and $4.9 million, respectively.

Amortization of mortgage loan servicing rights amounted to $0.1 million and $0.2 million for the three months ended March 31, 2011 and 2010, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five fiscal years are ($000’s):

2012	$16,874
2013	14,409
2014	12,443
2015	11,380
2016	10,054

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

Goodwill Impairment Tests

The Intangibles – Goodwill and Other Topic of the Codification provides guidance for impairment testing of goodwill and intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

The Corporation has elected to perform the annual test for goodwill impairment as of June 30th of each year. As a result of performing the annual test in 2010, the Corporation determined that the recorded goodwill was not impaired. There have been no events since the annual test to indicate that it is more likely than not that the recorded goodwill had become impaired. Other than goodwill, the Corporation did not have any other intangible assets with indefinite lives at March 31, 2011.

10.	Deposits

The Corporation’s deposit liabilities consisted of the following ($000’s):

	March 31,	December 31,	March 31,
	2011	2010	2010
Noninterest bearing demand	$8,305,990	$8,078,733	$7,787,831
Interest bearing:
Savings and NOW	3,777,251	4,921,951	7,373,242

Money Market	16,233,501	15,897,642	12,758,186

CD’s $100,000 and over:
CD’s $100,000 and over	4,406,737	4,520,979	8,691,562
Cash flow hedge - Institutional CDs	—	—	13,349

Total CD’s $100,000 and over	4,406,737	4,520,979	8,704,911

Other time	4,538,170	4,675,800	5,124,930

Foreign	141,806	163,527	233,150

Total interest bearing	29,097,465	30,179,899	34,194,419

Total deposits	$37,403,455	$38,258,632	$41,982,250

11.	Derivative Financial Instruments and Hedging Activities

The following is an update of the Corporation’s use of derivative financial instruments and its hedging activities as described in its Annual Report on Form 10-K for the year ended December 31, 2010.

Interest rate risk, the exposure of the Corporation’s net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation’s financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines. These risks are assessed by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The Corporation has strategies designed to confine these risks within established limits and identify appropriate risk /reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

The Corporation employs certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 3 – Fair Value Measurements in Notes to Consolidated Financial Statements for additional information.

In accordance with the Corporation’s accounting policy, derivative fair values are presented on a gross basis.

The Dodd-Frank Act contains a number of significant requirements and restrictions relating to derivative financial instruments and hedging activities by financial institutions and other companies. While many of the details of these requirements and restrictions are uncertain pending rules required to be promulgated under the Dodd-Frank Act, the Corporation believes its derivative and hedging activities are in compliance with the provisions of the Dodd-Frank Act as they currently appear.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts which are designated as trading and other free standing derivative contracts. These derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under the Derivatives and Hedging Topic of the Codification. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

Trading and other free standing derivatives are used primarily to focus on providing derivative products to customers that enables them to manage interest rate risk exposure. The Corporation’s market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices.

During the second quarter of 2010 the Corporation began originating residential mortgage loans for sale to the secondary market on a mandatory basis. In conjunction with these activities, the Corporation elected to account for the loans held for sale on a mandatory basis at fair value and economically hedge the change in fair value of both the loan commitments and funded loans held for sale on a mandatory basis with To Be Announced (“TBA”) forward contracts on agency securities. The economic hedges are not intended to qualify for the special hedge accounting prescribed by the Derivative and Hedging Topic of the Codification. The activity for the three months ended March 31, 2011 was not significant.

The Corporation originates certain residential real estate loans that are intended to be sold to the secondary market. In conjunction with these activities, the Corporation enters into commitments to originate residential real estate loans whereby the interest rate of the loan is determined prior to funding (“interest rate lock”) which are considered freestanding derivatives. Interest rate locks and funded held for sale residential mortgage loans are subject to interest rate risk between the date of the interest rate lock and the date loans are sold to the secondary market. To economically hedge interest rate risk, the Corporation enters into TBA forward contracts on agency securities. The interest rate locks, funded mortgage loans held for sale and TBA forward contracts are carried at fair value with changes in fair value included in gain on sale of mortgage loans which is reported in Other income in the Consolidated Statements of Income. The fair value of interest rate locks, funded mortgage loans held for sale and TBA forward contracts are based on current secondary market prices for underlying loans with similar interest rates, maturities and credit quality. The fair value of interest rate locks is subject to the anticipated probability that the loans will fund within the terms of the loan commitments.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge exposure to foreign currency fluctuations and to minimize the Corporation’s own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on trades and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation’s market risk from unfavorable movements in currency exchange rates.

Visa

On March 31, 2011, Visa, Inc. (“Visa”) announced that it had deposited an additional $400 million into the litigation escrow account. Despite the additional funding, Visa did not provide any updates about the litigation matters that would change the Corporation’s estimate of the fair value of the litigation settlement amount. As a result of the deposit, the conversion ratio of Visa Class B common stock to Visa Class A common stock decreased from 0.5102 to 0.4881. As permitted under the by-laws of Visa, the Corporation sold its shares of Visa Class B common stock to a qualified purchaser (“purchaser”) in 2009. Concurrently with the sale, the Corporation and the purchaser entered into a derivative transaction whereby the Corporation will make cash payments to the purchaser whenever the conversion ratio is reset to an amount less than 0.6296. On April 18, 2011, the Corporation made a $1.7 million payment to the purchaser.

Financial Guarantees

The Corporation is both a purchaser and seller of credit protection in the financial guarantees market. The Corporation primarily uses financial guarantees to mitigate credit risk associated with the derivative receivables associated with loan participations (bought and sold).

Financial guarantees are financial instruments whose value is derived from credit risk associated with debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Financial guarantees expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

Upon a credit event, the protection seller would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Corporation does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, recovery value of the reference obligation, or related cash instruments and economic hedges.

At March 31, 2011, the maximum potential amount of future payments (undiscounted) that the Corporation, as a protection seller, could be required to make under the credit protection derivative amounted to $4.3 million, of which $0.7 million matures within one year and $3.6 million matures in one to five years. The fair value of the credit protection was immaterial at March 31, 2011 and is included in the Accrued Expenses and Other Liabilities category of the Corporation’s Consolidated Balance Sheets.

At March 31, 2011, the maximum potential amount of future receivables that the Corporation, as a protection purchaser, may be eligible to receive under the credit protection derivative amounted to $2.7 million, of which $1.7 million matures in one to five years and $1.0 million matures in five to ten years. At March 31, 2011, the fair value of the credit protection derivative was immaterial.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables summarize the balance sheet category and fair values of trading instruments and other free standing derivatives not designated as hedging instruments:

March 31, 2011	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets:
Interest rate contracts - swaps	$4,012.2	Trading assets	$196.0
Interest rate contracts - purchased interest rate caps	161.7	Trading assets	0.7
Equity derivative contracts - equity indexed CDs	94.0	Trading assets	9.1

Total assets			205.8

Liabilities:
Interest rate contracts - swaps	$3,627.2	Accrued expenses and other liabilities	$170.6
Interest rate contracts - sold interest rate caps	161.7	Accrued expenses and other liabilities	0.7
Equity derivative contracts - equity indexed CDs	93.4	Accrued expenses and other liabilities	9.1
Equity derivative contracts - Visa	1.0	Accrued expenses and other liabilities	6.1

Total liabilities			$186.5

Net positive fair value impact			$19.3

March 31, 2010	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets:
Interest rate contracts - swaps	$4,550.3	Trading assets	$222.9
Interest rate contracts - purchased interest rate caps	151.5	Trading assets	1.3
Equity derivative contracts - equity indexed CDs	94.7	Trading assets	8.5

Total assets			$232.7

Liabilities:
Interest rate contracts - swaps	$4,272.1	Accrued expenses and other liabilities	$193.6
Interest rate contracts - sold interest rate caps	135.4	Accrued expenses and other liabilities	1.3
Equity derivative contracts - equity indexed CDs	94.2	Accrued expenses and other liabilities	8.4
Equity derivative contracts - Visa	1.0	Accrued expenses and other liabilities	11.6

Total liabilities			$214.9

Net positive fair value impact			$17.8

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables summarize the income statement categories of the gain or (loss) recognized in income on trading instruments and other free standing derivatives not designated as hedging instruments:

	Category of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative ($ in millions)
		Three Months Ended March 31,
		2011	2010
Interest rate contracts:
Interest rate swaps	Other income - Other	$(0.0)	$0.8
Purchased interest rate caps	Other income - Other	(0.1)	(0.1)
Sold interest rate caps	Other income - Other	0.1	0.1
Interest rate lock commitments	Other income - Gain on sale of mortgage loans	(0.5)	—
		—	—
TBA forward contracts - agency securities	Other income - Gain on sale of mortgage loans	(0.8)	—

Equity contracts:
Equity-indexed CDs	Other income - Other	(0.0)	(0.0)
Visa	Other income - Other	—	—

Fair Value Hedges and Cash Flow Hedges

The Corporation uses various derivative instruments that qualify as hedging relationships under the Derivatives and Hedging Topic of the Codification. These instruments are designated as either fair value hedges or cash flow hedges. The Corporation recognizes these derivative instruments as either assets or liabilities at fair value in the consolidated statement of financial position.

The Corporation employs certain over-the-counter interest rate swaps that are designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 3 – Fair Value Measurements in Notes to Financial Statements for additional information.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables summarize the balance sheet category and fair values of derivatives designated as hedging instruments:

March 31, 2011	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest rate contracts:
Receive fixed rate swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(0.3)	25.2
Receive fixed rate swaps	Fair Value	Brokered bullet CD’s	185.1	Deposits	(10.0)	2.5
Receive fixed rate swaps	Fair Value	Callable CDs	1,541.6	Deposits	4.3	14.3
Pay fixed rate swaps	Cash Flow	FHLB advances	500.0	Long-term borrowings	26.3	1.2
Receive fixed rate swaps	Fair Value	FHLB advances	280.0	Long-term borrowings	(7.2)	1.4
Pay fixed rate swaps	Cash Flow	Floating rate bank notes	73.8	Long-term borrowings	0.7	0.2
Receive fixed rate swaps	Fair Value	Fixed rate bank notes	520.0	Long-term borrowings	(13.5)	4.0
Receive fixed rate swaps	Fair Value	Medium term notes	6.4	Long-term borrowings	0.3	16.9

Total liabilities					$0.6

Net negative fair value impact					$(0.6)

March 31, 2010	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest rate contracts:
Receive fixed rate swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(1.3)	26.2
Receive fixed rate swaps	Fair Value	Brokered bullet CD’s	204.9	Deposits	(10.4)	3.2
Receive fixed rate swaps	Fair Value	Callable CDs	4,972.1	Deposits	4.6	14.2
Pay fixed rate swaps	Cash Flow	Institutional CDs	250.0	Deposits	13.3	1.1
Pay fixed rate swaps	Cash Flow	FHLB advances	800.0	Long-term borrowings	64.2	2.3
Receive fixed rate swaps	Fair Value	FHLB advances	280.0	Long-term borrowings	(7.1)	2.4
Pay fixed rate swaps	Cash Flow	Floating rate bank notes	78.8	Long-term borrowings	4.4	1.2
Receive fixed rate swaps	Fair Value	Fixed rate bank notes	590.0	Long-term borrowings	(5.0)	5.2
Receive fixed rate swaps	Fair Value	Medium term notes	6.6	Long-term borrowings	0.0	17.9

Total liabilities					$62.7

Net negative fair value impact					$(62.7)

The effect of fair value hedges on the Consolidated Statements of Income for the three months ended March 31, 2011 and 2010 was as follows ($ in millions):

Interest rate contracts	Category of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative (a)		Category of Gain (Loss) Recognized in Income on Hedged Item	Amount of Gain (Loss) Recognized in Income on Hedged Item (b)
		Three Months Ended March 31,			Three Months Ended March 31,
		2011	2010		2011	2010
	Interest expense:			Interest expense:
	Deposits:			Deposits:
Receive fixed rate swaps	Institutional CDs	$0.1	$0.4	Institutional CDs	$0.3	$(0.0)
Receive fixed rate swaps	Callable CDs	(2.4)	120.3	Callable CDs	19.6	(61.0)
Receive fixed rate swaps	Brokered Bullet CDs	(0.3)	3.4	Brokered Bullet CDs	2.0	(1.7)
	Long-term borrowings:			Long-term borrowings:
Receive fixed rate swaps	FHLB advances	0.2	4.5	FHLB advances	1.4	(2.9)
Receive fixed rate swaps	Fixed rate bank notes	(1.5)	24.0	Fixed rate bank notes	5.9	(18.5)
Receive fixed rate swaps	Medium term notes	(0.0)	0.1	Medium term notes	—	(0.1)
	Other	—	—	Other	—	0.1

	Total	$(3.9)	$152.7	Total	$29.2	$(84.1)

(a)

Included in the amount of gain or (loss) recognized in income on derivative is net derivative interest income, which totaled $24.3 million and $68.3 million for the three months ended March 31, 2011 and 2010, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The effect of cash flow hedges for the three months ended March 31, 2011 was as follows ($ in millions):

Three Months Ended March 31, 2011
Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Amount Reclassified From Accumulated OCI into Earnings (Effective Portion)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest rate contracts				Interest rate contracts

Long-term borrowings:				Long-term borrowings:
FHLB advances	$0.1	$0.1	$0.2	FHLB advances	$9.3	$(3.5)	$5.8
Floating rate bank notes	—	—	—	Floating rate bank notes	0.9	(0.3)	0.6
Other	—	—	—	Other (1)	0.1	—	0.1

	$0.1	$0.1	$0.2		$10.3	$(3.8)	$6.5

(1)	Represents amortization related to the termination of swaps.

The effect of cash flow hedges for the three months ended March 31, 2010 was as follows ($ in millions):

Three Months Ended March 31, 2010
Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Amount Reclassified From Accumulated OCI into Earnings (Effective Portion)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest rate contracts				Interest rate contracts
Deposits:				Deposits:
Institutional CDs	$(3.2)	$1.2	$(2.0)	Institutional CDs	$3.2	$(1.2)	$2.0
Long-term borrowings:				Long-term borrowings:
FHLB advances	(23.3)	8.7	(14.6)	FHLB advances	10.8	(4.0)	6.8
Floating rate bank notes	(2.6)	0.9	(1.7)	Floating rate bank notes	2.8	(1.1)	1.7
Other	—	—	—	Other (1)	0.1	(0.0)	0.1

	$(29.1)	$10.8	$(18.3)		$16.9	$(6.3)	$10.6

(1)	Represents amortization related to the termination of swaps.

The gain recognized in income representing the ineffective portion of the hedging relationships and excluded from the assessment of hedge effectiveness was not material for the three months ended March 31, 2011 and 2010, respectively. The estimated net loss to be reclassified from accumulated other comprehensive income related to cash flow hedges in the next twelve months is approximately $29.0 million.

12.	Postretirement Health Plan

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation’s plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Net periodic postretirement benefit cost for the three months ended March 31, 2011 and 2010 included the following components ($000’s):

	Three Months Ended March 31,
	2011	2010
Service cost	$205	$222
Interest cost on APBO	770	855
Expected return on plan assets	(500)	(446)
Prior service amortization	(560)	(559)

Net periodic postretirement benefit cost	$(85)	$72

Benefit payments and expenses, net of participant contributions, for the three months ended March 31, 2011 amounted to $1.2 million.

The funded status, which is the accumulated postretirement benefit obligation net of fair value of plan assets, as of March 31, 2011 is as follows ($000’s):

Total funded status, December 31, 2010	$24,512
Service cost	205
Interest cost on APBO	770
Expected return on plan assets	(500)
Employer contributions/payments	(1,243)
Subsidy (Medicare Part D)	210

Total funded status, March 31, 2011	$23,954

On March 23, 2010, the Patient Protection and Affordable Care Act (the “PPACA”) was signed into law, and, on March 30, 2010, the Health Care and Reconciliation Act of 2010 (the “HCERA” and, together with PPACA, the “Acts”), which makes various amendments to certain aspects of the PPACA, was signed into law. The Acts effectively change the income tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MPDIMA”). The Corporation has been receiving the federal subsidy related to its eligible retiree prescription plan. Under the MPDIMA, the federal subsidy does not reduce the Corporation’s income tax deduction for the costs of providing such prescription drug plans nor is it subject to income tax individually. Under the Acts, beginning in 2013 the Corporation’s income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the subsidy. Under U.S. generally accepted accounting principles, any impact from a change in tax law must be recognized in earnings in the period enacted regardless of the effective date. As a result, during the first quarter of 2010, the Corporation recognized a noncash charge of $4.1 million or $0.01 per diluted common share for the write-off of deferred tax assets to reflect the change in tax treatment of the federal subsidy.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

13.	Business Segments

The Corporation’s operating segments are presented based on its management structure and management accounting practices. The structure and practices are specific to the Corporation; therefore, the financial results of the Corporation’s business segments are not necessarily comparable with similar information for other financial institutions.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has four reportable segments: Commercial Banking, Community Banking, Wealth Management and Treasury.

Total Net interest income and Other income by type in Others consist of the following ($ in millions):

	Three Months Ended
	March 31,
	2011	2010
Capital Markets Division	$10.2	$12.3
National Consumer Banking Division	27.2	36.2
Administrative & Other	14.6	15.0
Others	71.7	65.3

Total	$123.7	$128.8

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	Three Months Ended March 31, 2011 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$213.3	$195.3	$17.3	$(110.2)	$43.3	$(6.9)	$(5.4)	$346.7
Provision for loan and lease losses	227.0	130.2	10.4	—	51.2	—	—	418.8

Net interest income after provision for loan and lease losses	(13.7)	65.1	6.9	(110.2)	(7.9)	(6.9)	(5.4)	(72.1)
Other income	23.7	45.9	75.5	10.8	80.4	28.8	(78.6)	186.5
Other expense	55.3	169.5	68.2	6.6	89.6	15.4	(78.9)	325.7

Income (loss) before income taxes	(45.3)	(58.5)	14.2	(106.0)	(17.1)	6.5	(5.1)	(211.3)
Provision (benefit) for income taxes	(18.1)	(23.4)	5.2	(42.4)	(10.6)	(0.3)	(5.4)	(95.0)

Net income (loss)	(27.2)	(35.1)	9.0	(63.6)	(6.5)	6.8	0.3	(116.3)
Less: Noncontrolling interest	—	—	—	—	—	—	(0.3)	(0.3)

Segment income (loss)	$(27.2)	$(35.1)	$9.0	$(63.6)	$(6.5)	$6.8	$—	$(116.6)

Identifiable assets	$18,633.0	$12,917.9	$1,380.3	$10,981.8	$6,003.4	$7,000.6	$(7,276.1)	$49,640.9

	Three Months Ended March 31, 2010 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$230.6	$186.2	$17.7	$(74.2)	$55.5	$(6.7)	$(5.7)	$403.4
Provision for loan and lease losses	223.5	133.0	12.3	—	89.3	—	—	458.1

Net interest income after provision for loan and lease losses	7.1	53.2	5.4	(74.2)	(33.8)	(6.7)	(5.7)	(54.7)
Other income	21.9	86.6	69.8	21.0	73.3	34.6	(85.5)	221.7
Other expense	63.0	180.3	63.2	17.6	94.2	33.2	(85.9)	365.6

Income (loss) before income taxes	(34.0)	(40.5)	12.0	(70.8)	(54.7)	(5.3)	(5.3)	(198.6)
Provision (benefit) for income taxes	(13.6)	(16.2)	4.9	(28.3)	(23.7)	(1.0)	(5.7)	(83.6)

Net income (loss)	(20.4)	(24.3)	7.1	(42.5)	(31.0)	(4.3)	0.4	(115.0)
Less: Noncontrolling interest	—	—	—	—	—	—	(0.4)	(0.4)

Segment income (loss)	$(20.4)	$(24.3)	$7.1	$(42.5)	$(31.0)	$(4.3)	$—	$(115.4)

Identifiable assets	$22,110.6	$15,549.2	$1,593.8	$10,324.0	$7,248.1	$7,864.3	$(8,120.6)	$56,569.4

14.	Guarantees

Trust Preferred Securities

In connection with the acquisitions of Gold Banc, Trustcorp, Excel and First Indiana, the Corporation acquired all of the common interests in the trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures. The full guarantees were assumed by M&I.

During the first quarter of 2011, the Corporation redeemed the $38.0 million of Gold Banc Trust IV and the $15.0 million of Trustcorp Statutory Trust I trust-preferred debt securities at a loss. The Corporation redeemed the remaining two issues of trust-preferred securities in April 2011.

Securities Lending

As a part of securities custody activities and at the direction of its clients, the Corporation’s Wealth Management segment lends securities owned by its clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued an indemnification against loss resulting from the default by a borrower under the master securities loan agreement due to the failure of the borrower to return loaned securities when due. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5.3 billion at March 31, 2011, $5.4 billion at December 31, 2010 and $6.0 billion at March 31, 2010. Because of the requirement to fully collateralize securities borrowed, management believes that exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at March 31, 2011, December 31, 2010 and March 31, 2010 related to these indemnifications.

15.	Other Contingent Liabilities

In the normal course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions, including, but not limited to, actions brought on behalf of various classes of claimants, employment matters, and challenges from tax authorities regarding the amount of taxes due. In certain of these actions and proceedings, claims for monetary damages or adjustments to recorded tax liabilities are asserted. In view of the inherent difficulty of predicting the outcome of such matters, particularly matters that will be decided by a jury and actions that seek large damages based on novel and complex damage and liability legal theories or that involve a large number of parties, the Corporation cannot state with confidence the eventual outcome of these matters or the timing of their ultimate resolution, or estimate the possible loss or range of loss associated with them; however, based on current knowledge and after consultation with legal counsel, management does not believe that judgments or settlements in excess of amounts already reserved, if any, arising from pending or threatened legal actions, employment matters, or challenges from tax authorities, either individually or in the aggregate, would have a material adverse effect on the consolidated financial position or liquidity of the Corporation, although they could have a material effect on operating results for a particular period.

As explained in Note 16, Subsequent Events, in Notes to Consolidated Financial Statements, the Corporation and BMO have entered into a definitive merger agreement under which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which is referred to as the “pending merger.”

Eight putative class action complaints have been filed in the Circuit Court of Milwaukee County, Wisconsin against the Corporation, its directors, and BMO challenging the merger: Berens v. Marshall & Ilsley Corp., et al., Case No. 10CV021273 (filed Dec. 20, 2010); Ohlgart v. Marshall & Ilsley Corp., et al., Case No. 10CV021485 (filed Dec. 22, 2010); Sayeg v. Marshall & Ilsley Corp., et al., Case No. 10CV021622 (filed Dec. 22, 2010); Schindler v. Marshall & Ilsley Corp., et al., Case No. 10CV021528 (filed Dec. 27, 2010); Stadler v. Marshall & Ilsley Corp., et al., Case No. 10CV021676 (filed Dec. 28, 2010); Onwudebe v. Marshall & Ilsley Corp., et al., Case No. 10CV021742 (filed Dec. 28, 2010); Anthony v. Marshall & Ilsley Corp., et al., Case No.

11CV000338 (filed Jan. 6, 2011); and Drummond v. Marshall & Ilsley Corp., et al., Case No. 11CV000380 (filed Jan. 7, 2011). Each of these complaints names the Corporation and the members of the Corporation’s board of directors as defendants and alleges that the Corporation’s directors breached their fiduciary duties to the Corporation’s shareholders by approving the merger following a flawed process that resulted in an unfair price to the Corporation’s shareholders. The complaints also variously allege that the directors approved provisions in the merger agreement and the related stock option agreement that constitute impermissible deal protection devices and that certain officers and directors of the Corporation will receive personal benefits from the merger not shared in by other shareholders of the Corporation. Each of the complaints except the Onwudebe action also names BMO as a defendant and alleges that BMO aided and abetted the alleged breach of fiduciary duty. In addition, the Anthony action names Gregory A. Smith, the Corporation’s Senior Vice President and Chief Financial Officer, as a defendant and alleges that Mr. Smith breached fiduciary duties to the Corporation’s shareholders. On February 10, 2011, the Schindler and Sayeg plaintiffs filed amended complaints, and on February 14, 2011, the Berens plaintiff filed an amended complaint. The amended complaints all add allegations that the registration statement on Form F-4 in connection with the pending merger contains materially misleading misrepresentations and/or omissions. On April 6, 2011, the Wisconsin state court issued its order to consolidate the eight actions and appointed the counsel for the plaintiffs.

Two putative class actions challenging the merger have also been filed in the United States District Court for the Eastern District of Wisconsin: Fruchter v. Marshall & Ilsley Corp., et al., No. 10-cv-01157 (filed Dec. 22, 2010), and Folisi v. Marshall & Ilsley Corp., et al., No. 11-cv-00025 (filed Jan. 11, 2011). These complaints allege that the Corporation and its directors breached fiduciary duties to the Corporation’s shareholders by approving the merger following a flawed process that resulted in an unfair price to the Corporation’s shareholders and that the merger will result in personal benefits to certain directors and officers of the Corporation. The complaints further allege that BMO aided and abetted these alleged breaches. On March 15, 2011, the federal court consolidated the Fruchter and Folisi actions into a single proceeding. An amended complaint was filed in the Folisi action on April 5, 2011 adding claims that allege inadequate disclosures regarding the merger agreement, the transactions contemplated thereby and the process leading up to the execution of the merger agreement and in the preliminary prospectus/proxy statement that are part of the registration statement on Form F-4.

All ten lawsuits seek, among other things, to enjoin completion of the merger and an award of costs and attorneys’ fees. Certain of the actions also seek the imposition of a constructive trust for benefits allegedly improperly received by the defendants and/or an accounting of damages sustained as a result of the alleged breaches of fiduciary duty.

At this stage of the lawsuits described above, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend these lawsuits.

In April 2010, two substantially identical putative class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin against the Corporation, the M&I Retirement Plan Investment Committee, and certain of the Corporation’s officers and directors. The lawsuits were purportedly filed on behalf of M&I Retirement Program, three other retirement savings plans and a class of former and current participants in those plans, relating to the holdings of Corporation common stock during the period from November 10, 2006 to December 17, 2009. The complaints, which were consolidated into a single complaint in July 2010, allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Corporation common stock being offered as an investment alternative for participants in the retirement plans and seek monetary damages. At this early stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend this lawsuit.

In June 2010, M&I Bank was named as a defendant in a putative class action alleging that M&I Bank’s posting of debit card transactions is a breach of the implied obligation of good faith and fair dealing, is a breach of the Wisconsin Consumer Act, is unconscionable, constitutes conversion, and unjustly enriches the Corporation. The plaintiffs allege that the daily high to low postings of debit card entries, rather than chronological postings, results in excessive overdraft fees. The plaintiffs seek to represent a nationwide class for all of the claims except that involving the Wisconsin Consumer Act, for which it seeks to represent a class of Wisconsin customers of M&I Bank. The lawsuit, while initially filed in the United States District Court for the Middle District of Florida, has been transferred for pretrial purposes in a multi-district litigation (“MDL”) proceeding in the Southern District of Florida, in which numerous other putative class actions against financial institutions asserting similar claims are pending. The consolidation in the MDL is for pre-trial discovery and motion proceedings. M&I Bank filed a motion to compel the two plaintiffs to arbitrate the dispute. This motion was denied in an order dated April 7, 2011, and M&I Bank has appealed the order. At this stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. M&I Bank intends to vigorously defend this lawsuit.

16.	Subsequent Events

On December 17, 2010, the Corporation and BMO entered into a definitive merger agreement pursuant to which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which is referred to as the “pending merger.” The pending merger is expected to close prior to July 31, 2011, subject to customary closing conditions, including regulatory approvals and approval by the Corporation’s shareholders.

The registration statement on Form F-4 filed with the SEC by BMO in connection with the pending merger was declared effective by the SEC as of April 8, 2011. The definitive proxy statement/prospectus relating to the pending merger was filed by both BMO and the Corporation on April 12, 2011, and was first mailed to the Corporation’s shareholders on or about April 14, 2011.

The special meeting of the Corporation’s shareholders, at which the Corporation’s shareholders will vote on the approval of the merger agreement and the transactions it contemplates, as well as a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal, is scheduled to take place on May 17, 2011. The Corporation’s board of directors fixed the close of business on April 11, 2011 as the record date for determining the holders of the Corporation’s common stock entitled to receive notice of and to vote at the special meeting.

On April 26, 2011, the Corporation announced that its Board of Directors declared a second quarter cash dividend of $0.01 per share on its common stock. The dividend is payable on May 27, 2011 to common stock shareholders of record as of the close of business on May 12, 2011.

In addition, the Board of Directors declared a regular quarterly cash dividend of $21.4 million in the aggregate on its Senior Preferred Stock, Series B. The Senior Preferred Stock, Series B was purchased by the U.S. Treasury as part of the U.S. Treasury’s Capital Purchase Program. The Preferred Stock dividend is payable on May 16, 2011.

Consistent with the Corporation’s stated goal of improving its funding profile, on April 1, 2011, the Corporation repaid $1.7 billion of brokered money market deposits. This transaction enabled the Corporation to redeploy its excess liquidity and is expected to improve its funding profile and future profitability. No gain or loss was recognized in this transaction.